Date of Filing:  July 1, 2002                                 File No.__________

                       Securities and Exchange Commission
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION
                         Filed under Section 5(a) of the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

     The undersigned holding companies hereby notify the Securities and Exchange Commission that they register under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnish the following information as to the registrants and subsidiary companies thereof:

1.  Exact name of registrants:

    (a)  E.ON AG;
    (b)  E.ON US Verwaltungs GmbH;
    (c)  E.ON UK Verwaltungs GmbH;
    (d)  E.ON UK plc.

2.  Address of principal executive offices:

     E.ON AG, E.ON US Verwaltungs GmbH and E.ON UK Verwaltungs GmbH are located at:

          E.ON-Platz 1
          40479 Dusseldorf,
          Germany

     E.ON UK plc is located at

          1 Berkeley Street
          London W1J8DJ, Great Britain

3. Name and address of officer to whom notices and communications should be addressed:

     Notices with respect to all registrants should be sent to:

          Ulrich Hueppe
          General Counsel, Executive Vice President
          Dr. Guntram Wuerzberg
          Vice President General Legal Affairs
          E.ON AG
          E.ON-Platz 1
          40479 Dusseldorf,
          Germany

4. Required information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

     See Exhibit A hereto.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this notification of registration to be duly signed on their behalf in the Cities of Dusseldorf, Germany, and London, Great Britain on the 27th and 26th days of June, 2002, respectively.

E.ON AG

By:    /s/ Dr. Erhard Schipporeit         By: /s/ Dr. Rolf Pohlig
       ---------------------------------      ---------------------------------


Name:  Dr. Erhard Schipporeit                 Dr. Rolf Pohlig
Title: Member of the Board of Management      Executive Vice Predsident




E.ON US Verwaltungs GmbH

By:    /s/ Michael C. Wilhelm             By: /s/ Dr. Rolf Pohlig
       ---------------------------------      ----------------------------------


Name:  Michael C. Wilhelm                     Dr. Rolf Pohlig
Title: Managing Director                      Managing Director




E.ON UK Verwaltungs GmbH


By:    /s/ Michael C. Wilhelm             By: /s/ Hans Gisbert Ulmke
       ---------------------------------      ----------------------------------


Name:  Michael C. Wilhelm                     Hans Gisbert Ulmke
Title: Managing Director                      Managing Director




                Attest: /s/ Dr. Patrick Wolff
                        ---------------------------------
                        Dr. Patrick Wolff
                        Counsel
                        E.ON AG

E.ON UK plc.


By:    /s/ Stefan Hloch                   By: /s/ Arnold Groet
       ---------------------------------      ----------------------------------


Name:  Stefan Hloch                           Arnold Groet
Title: Director                               Director




                Attest: /s/ Mr. James Quinn
                        ---------------------------------
                        Mr. James Quinn
                        Slaughter and May

                                  VERIFICATION

Dusseldorf, Germany

     The undersigned being duly sworn and deposes state that they have duly executed the attached notification of registration dated June 27, 2002 for and on behalf of:

1.   E.ON AG;

that Dr. Erhard Schipporeit is a Member of the Board of Management and that Dr. Rolf Pohlig is a Executive Vice President of E.ON AG, and that they are authorized to sign on behalf of E.ON AG; and that all action by stockholders, directors and other bodies necessary to authorize deponents to execute and file such instrument has been taken. Deponents further say that they are familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.



/s/ Dr. Erhard Schipporeit             /s/ Dr. Rolf Pohlig
---------------------------------      ---------------------------------
Dr. Erhard Schipporeit                 Dr. Rolf Pohlig
Member of the Board of Management      Executive Vice Predsident



2. E.ON US Verwaltungs GmbH

that Michael C. Wilhelm is a Managing Director and that Heinrich Montag is a Managing Director of E.ON US Verwaltungs GmbH, and that they are authorized to sign on behalf of E.ON US Verwaltungs GmbH; and that all action by stockholders, directors and other bodies necessary to authorize deponents to execute and file such instrument has been taken. Deponents further say that they are familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.



/s/ Michael C. Wilhelm                 /s/ Dr. Rolf Pohlig
------------------------------         --------------------------------
Michael C. Wilhelm                     Dr. Rolf Pohlig
Managing Director                      Managing Director

3. E.ON UK Verwaltungs GmbH

that Michael C. Wilhelm is a Managing Director and that Hans Gisbert Ulmke is a Managing Director of E.ON UK Verwaltungs GmbH, and that they are authorized to sign on behalf of E.ON UK Verwaltungs GmbH; and that all action by stockholders, directors and other bodies necessary to authorize deponents to execute and file such instrument has been taken. Deponents further say that they are familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.



/s/ Michael C. Wilhelm                 /s/ Hans Gisbert Ulmke
------------------------------         --------------------------------
Michael C. Wilhelm                     Hans Gisbert Ulmke
Managing Director                      Managing Director












(Official Seal)

Subscribed and sworn to before me, Dr. Armin Hauschild

a Notary Public,                                Zimmerman-Hauschild
                                                NOTARE
this 27 day of June, 2002.                      Schadow Arkaden - Blumenstr. 28
                                                40212 Dusseldorf
/s/ Dr. Armin Hauschild                         Tel:  0211/86 525-0
My commission expires:  August, 2035            Fax:  0211/86 52 525

File No. H 1847 / 2002

I, the undersigned Dr. Armin Hauschild, a German Notary duly admitted and sworn in with official residence at Dusseldorf, Germany, herewith authenticate the signature.


         given before me by
         Dr. Erhard Schipporeit
         with business address 40479 Dusseldorf, E.ON-Platz 1 personally known to me given before me four times by
         Dr. Rolf Pohlig
         with business address 40479 Dusseldorf, E.ON-Platz 1 personally known to me given before me three times by
         Mr. Michael C. Wilhelm
         with business address 40479 Dusseldorf, E.ON-Platz 1 personally known to me given before me twice by
         Mr. Hans Gisbert Ulmke
         with business address 40479 Dusseldorf, E.ON-Platz 1 personally known to me given before me by
         Dr. Patrick Wolff
         with business address 40479 Dusseldorf, E.ON-Platz 1 personally known to me


Dusseldorf, this 27th day of June, 2002



                                            Dr. Hauschild, Notary


         [Seal]

                                  VERIFICATION

London, Great Britain


       The undersigned being duly sworn and deposes state that they have duly executed the attached notification of registration dated June 26, 2002 for and on behalf of:

4. E.ON UK plc.

that Stefan Hloch is a Director and that Arnold Groet is a Director of E.ON UK plc, and that they are authorized to sign on behalf of E.ON UK plc.; and that all action by stockholders, directors and other bodies necessary to authorize deponents to execute and file such instrument has been taken. Deponents further say that they are familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.


/s/ Stefan Hloch                             /s/ Arnold Groet
---------------------------------            -----------------------------------
Name:  Stefan Hloch                          Name:  Arnold Groet
Title: Director                              Title: Director












(Official Seal)

Subscribed and sworn to before me,

a Notary Public,

this 26th day of June, 2002.

/s/ Ruth M. Campbell
----------------------
My commission expires:                          Cheeswrights
                                                10 Philpot Lane
Notary Public London, England                   London
(Ruth M. Campbell)                              EC3M 8AA
My Commission Expires With Life                 Notaries Public

                                  Exhibit Index

A  Information About the Registrants and their Subsidiaries.